July 29, 2022

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Jackson National Separate Account - I (“Registrant”) File Nos. 333-226897 and 811-08664

Dear Commissioners:

This filing is Amendment No. 843 under the Investment Company Act of 1940 and Post-Effective Amendment No. 10 under the Securities Act of 1933, and is being made pursuant to rule 485(a)(1) under the Securities Act of 1933.

The revisions in this supplement filing are intended to accommodate the addition of an Add-On Benefit Advisory Fee Withdrawal Program. The new Add-On Benefit Advisory Fee Withdrawal Program will permit the payment of advisory fees, under our administrative rules, up to an annual amount of 1.25% of Contract Value without negatively impacting eligible add-on benefits. Prior to this amendment, Jackson has only permitted the direct deduction of advisory fees where owners have not elected add-on benefits. The supplement contained in the Amendment includes primarily the following changes:

•Addition of "Add-On Benefit Advisory Fee Withdrawal Program" subsection under "Access to Your Money" describing the program and calculations involved;
•Revisions to existing disclosures describing advisory fee withdrawals to account for allowing these withdrawals where add-on benefits are elected;
•Revisions to Benefits table restrictions/limitations column to disclose restrictions/limitations connected to the Add-On Benefit Advisory Fee Withdrawal Program;
•New disclosures calling out potential negative impact to the Earnings Protection Benefit ("Earnings Max") if advisory fee withdrawals are taken;
•Addition of new examples illustrating the impact of advisory fee withdrawals on eligible add-on benefits under the new Add-On Benefit Advisory Fee Withdrawal Program;
•Revisions to existing tax disclosures relating to our Private Letter Ruling from the Internal Revenue Service addressing our ability to permit advisory fee withdrawals without reporting them as taxable deductions.

Under separate cover to the Commission Staff reviewer, we are providing courtesy copies of the supplement to the Elite Access Advisory II prospectus and Initial Summary Prospectus supplement contained in this filing, as well as a marked copy of the full Elite Access Advisory II prospectus.

If you have any questions, please call me at (517) 331-4262.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Associate General Counsel,
Insurance Legal

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).